John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

December 27, 2010

Ms. Patricia P. Williams
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461)

Dear Ms. Williams:

On October 25, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 37 under the Securities Act of 1933, as amended (the “1933 Act”)  and Amendment No. 40 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of complying with the SEC’s summary prospectus disclosure and to make other changes.

On December 22, 2010, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund (All Funds)

1.	Comment: Please delete or combine the footnote pertaining to acquired fund fees and expenses to the fee table in accordance with instruction 3(f)(vii) to Item 3 of Form N-1A.

Response:  The Trust has revised the disclosure as you have requested.

Ms. Patricia P. Williams
U.S. Securities and Exchange Commission
December 27, 2010

Fund Summary – Performance (Monteagle Fixed Income Fund and Monteagle Value Fund)

2.	Comment: Please delete footnote 1 to the bar chart or, alternatively, move the disclosure to the narrative section on performance.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance (All Funds)

3.	Comment: Please delete the sentence “[t]he impact of taxes is not reflected in the bar chart; if reflected, returns would be less than those shown.”

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance (Monteagle Quality Growth Fund)

4.	Comment: Please disclose why the Fund refers to both the S&P 500 Index and the Russell 1000 Growth Index in its performance disclosure.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies (Monteagle Value Fund)

5.
Comment:  Please add disclosure to the effect that the Fund invests in small cap stocks (as well as mid and large cap stocks) as opposed to only medium and large cap stocks as the reference to market capitalizations of $1 billion or more would include small cap stocks.  Please also add small cap risk disclosure.

Response: The Trust has revised the disclosure as you have requested.

More Information About the Funds – Principal Investment Risks

6.	Comment: Please list the risk disclosures in this section on a fund-by-fund basis.

Response:  In this disclosure which is responsive to Item 9 of Form N-1A, the Trust indicates parenthetically the particular Fund(s) to which the risk disclosure relates.  Item 9 of Form N-1A does not require disclosure of risks on a fund by fund basis and, as such, the Trust elects to keep the disclosure as it was presented in the Amendment.

Statement of Additional Information

Cover Page

7.	Comment: Please list each Fund as well as its respective class and ticker symbol as required by Form N-1A Item 14(a)(1) and (2).

Ms. Patricia P. Williams
U.S. Securities and Exchange Commission
December 27, 2010

Response: The Trust has revised the disclosure as you have requested.

Trustees and Officers

8.	Comment: Please confirm the absence of any interested Trustees.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: Please provide disclosure on the Board of Trustees risk oversight functions as required by Item 17(b)(1) of Form N-1A.

Response: The disclosure you have requested is already in the SAI.

10.	Comment: Please list individual qualifications for each Trustee pursuant to Item 17 of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively